[D.R. HORTON, INC. LETTERHEAD]

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

by D.R. Horton, Inc.

February 13, 2012

VIA FEDERAL EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	D.R. Horton, Inc.
Form 10-K for the Year Ended September 30, 2011
Filed November 17, 2011
Form 10-Q for the Period Ended December 31, 2011
Filed January 27, 2012
File No. 1-14122

Dear Mr. Decker:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated February 8, 2012, specifically with regard to comment seven of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. The Company’s response to this comment includes confidential information, which is provided supplementally herein. The Company’s responses to the remainder of the Staff’s comments will be provided under separate cover. For your convenience, the full text of the Staff’s comment seven is reproduced below together with the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

7.	You disclosed that during fiscal 2011, you recorded an out-of-period adjustment which had the effect of increasing homes sales gross margin and net income by $5.3 million. You indicated that the adjustment related to an error in recording the loss reserves of your wholly-owned captive insurance subsidiary. Please tell us the facts and circumstances surrounding the error in recording the loss reserves of your captive insurance subsidiary. Please also tell us how you determined that the adjustment was not material to your prior periods as well as your current fiscal year’s financial statements. Please also address the materiality of your adjustments on your prior and current fiscal quarter financial statements. Please refer to the guidance in SAB 99.

Response: In response to the Staff’s comment, the out-of-period adjustment related to the loss reserves of our wholly-owned captive insurance subsidiary was recorded during our second quarter of fiscal 2011, the period in which the error was identified. At that time, we analyzed

Confidential Treatment Requested

by D.R. Horton, Inc.

Securities and Exchange Commission

February 13, 2012

both the quantitative and qualitative effects of this error in accordance with Staff Accounting Bulletin 99 and determined that the error was immaterial to the prior periods and to fiscal 2011. Before reporting our results for the second quarter of fiscal 2011, we prepared a memo which documented the analysis that led us to our conclusion. To more fully respond to the Staff’s comment, we are providing supplementally this confidential memo attached as Exhibit I.

The attached memo is confidential. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff return to the Company the memo being provided with this letter, by overnight delivery service, upon completion of its review of it. For your convenience, we have included a self-addressed, pre-paid Federal Express Airbill for this purpose. We respectfully reserve the right to request that the memo be returned to us at an earlier date.

Pursuant to 17 C.F.R. §200.83 (“Rule 83”), the Company is requesting confidential treatment of the memo being provided with this letter. This memo is being provided to the Staff in hard copy only, and the Company requests that the information in this memo be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Thomas B. Montano, Vice President and Corporate and Securities Counsel of the Company.

If you have any questions or comments regarding this letter or its enclosure, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.

Thank you for your attention.
Very truly yours,
/s/ BILL W. WHEAT
Bill W. Wheat

w/ enclosure***

cc:	Ernest Greene, Staff Accountant

Jeanne Baker, Assistant Chief Accountant

Thomas B. Montano, Esq., D.R. Horton, Inc.

Richard M. Russo, Esq., Gibson, Dunn & Crutcher LLP

***	Confidential treatment requested by D.R. Horton, Inc. The information being provided supplementally to the Staff is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.

Confidential Treatment Requested

by D.R. Horton, Inc.

Exhibit I

[***]

***	Confidential treatment requested by D.R. Horton, Inc. The information being provided supplementally to the Staff is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.